# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AdvanSix Inc, CIK 0001673985
CUSIP: 00773T101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 300 Kimball Drive Suite 101, Parsippany, New Jersey (NJ), 07054
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001040188

## Reporting persons
- Victory Capital Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 2,452,920; shared voting power 0; sole dispositive power 2,471,420; shared dispositive power 0; aggregate amount beneficially owned 2,471,420 (9.25% of the class)

## Item 1. Issuer
Name of issuer: AdvanSix Inc
Address of issuer's principal executive offices: 300 Kimball Drive Suite 101 Parsippany, Nj 07054

## Item 2. Person Filing
Name of person filing: Victory Capital Management, Inc.
Address of principal business office or, if none, residence:
15935 La Cantera Pkwy
San Antonio, TX 78256
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2471420
Percent of class: 9.25
Sole power to vote or to direct the vote: 2,452,920
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,471,420
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Victory Capital Management, Inc.: Barry Garrett, Chief Compliance Officer (11/06/2024)